Filed by Stora Enso Oyj
                                      Pursuant to Rule 425 under the
                                      Securities Act of 1933

                                      Subject Company: Consolidated Papers, Inc.
                                      Commission File No. 001-11359


THE FOLLOWING IS A SLIDE PRESENTATION ANNOUNCING STORA ENSO OYJ'S RESULTS FOR THE PERIOD JANUARY-JUNE 2000 GIVEN BY STORA ENSO OYJ ON AUGUST 2, 2000.


[slide 0]
                                                                 Stora Enso Logo

                                                               What Paper Can do




                                                     Result
                                                     JANUARY - JUNE 2000

[slide 1]

Cautionary statement

    This presentation contains statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Stora Enso's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in reports filed with the Securities and Exchange Commission by Stora Enso and Consolidated Papers, Inc. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Stora Enso does not undertake any obligation to publicly release any revisions to these forward -looking statements to reflect events or circumstances after the date of this document.

    We urge you to read the Proxy Statement/Prospectus, which Stora Enso Oyj has filed with the Securities Exchange Commission as part of a Registration Statement, because it contains important information. The Joint Proxy Statement/Prospectus was sent on or about July 28, 2000 to stockholders of Consolidated Papers, Inc. seeking their approval of the proposed merger of Consolidated Papers with a subsidiary of Stora Enso Oyj. You may obtain a free copy of the Proxy Statement/Prospectus and other documents filed by Consolidated Papers (as well as certain documents filed by Stora Enso Oyj) with the Commission at the Commission's web site at www.sec.gov. Stora Enso's Registration Statement on Form F-4 (File No. 333-12342) may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement, including documents incorporated by reference therein, may also be obtained from Stora Enso Oyj by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc.,
    Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050. Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the transaction. Information concerning the participants is set forth in the Proxy Statement/Prospectus.

[slide 2]

Key Ratios January - June

MEUR                           1999       1-6/99      1-6/00
--------------------------------------------------------------
Sales                         10,636      5,320       6,086

Operating profit               1,408        601       1,508
  % of sales                    13.2       11.3        24.8

Operating profit before
non-recurring items            1,306        577         927
  % of sales                    12.3       10.8        15.2

Profit before tax and
minority interests             1,151        458       1,353

Profit for the period            752        291         923
--------------------------------------------------------------

[slide 3]

April-June period

Financial targets were met (June 30)
o  ROCE 16.9 %*               target 13 % over the cycle
o  Debt/equity 0.51           target 0.8 in year 2000
o  Capex MEUR 295.8           vs depreciation MEUR 453.8


Synergy benefits
o  MEUR 115.3 for Jan-June, totalling MEUR 201on 12-month rolling basis
o  Target: MEUR 300 by the end of 2002


Non-recurring items (total MEUR 580.7, Jan-June)
o  MEUR 526.6 capital gain booked for the sale of energy assets
o  MEUR 30.1 surplus in Swedish pension system
o  MEUR 24.0 for the Stockholm office (1Q)


*) before non-recurring items

[slide 4]

April-June period

o  Good demand. Markets with limited capacity increases well balanced.

o  Stable prices. Improvement in fine paper and pulp prices.

o  Financial results affected by

   -   the paper industry strike

   -   mid-summer shutdown and start-ups

   -   increased recycled paper prices.

[slide 5]

April-June Period

Veracel project
o  Construcion of Veracel pulp mill is postponed.

o  New partners: Aracruz Cellulose S.A. 45%,
   Stora Enso 45%, Odebrecht 10%.

PT Finnantara Intiga, reforestation project in Indonesia
o  Ownership raised to 60%.

[slide 6]

Outlook

o  Good worldwide economic growth is expected to continue.
o Supply and demand are fairly well balanced due to good economic growth and limited capacity increases.

[slide 7]

Consolidated Papers transaction

o  Registration statement on Form F-4 was declared effective by SEC on 28 July.
o  An exemption under Public Utility Holding Company Act (PUHCA) to be obtained.
o  EGM on 18 August to decide on the transaction.
o  Consolidated Papers EGM on 30 August.
o  Expect to close the deal by early September.
o  Listing on NYSE soon after.

[slide 8]

Market Outlook

Magazine paper
o  Stable demand for LWC and SC is expected to continue.
o  Producers' inventories lower than in the 1Q.
o  European new capacity is not expected to have any major impact on prices.

Newsprint
o  The outlook is good.
o  Producers' inventories below normal.
o  Supply and demand balance is expected to remain good.
o  No further increases in recycled paper prices are anticipated.

[slide 9]

Market Outlook

Fine paper
o  The market is expected to keep firm.
o  Order stocks 5-6 weeks.
o  Further price increases may be expected in uncoated fine paper in the autumn.

Packaging boards
o  Markets for different consumer packaging boards are expected to stay good.
o  Corrugated board market will continue good in Finland, Sweden and Russia.
o  Demand for containerboard and kraft paper will remain strong.
o  Markets for coreboard and cores continue to be good.

[slide 10]

Market Outlook

Pulp
o Norscan inventories were at 1.1 million tons. List price for long-fibre pulp USD 710 and for eucalyptus and birch pulp EUR 730.
o The pulp market will benefit from the good paper and board demand and keep the market tight.

Sawn timber
o  Redwood prices are expected to improve.
o Demand is expected to remain strong in Europe but stagnate somewhat elsewhere.
o  Supply is expected to increase in and to Europe.

[slide 11]

Sales and operating margin

[Bar Graph Reflecting Following Information:

                           Sales (MEUR)               Operating Margin (%)

Q1/97                      2,300                                 9.5

Q2/97                      2,500                                 8.3

Q3/97                      2,500                                 9.7

Q4/97                      2,700                                10.1

Q1/98                      2,693                                12.8

Q2/98                      2,648                                12.0

Q3/98                      2,538                                12.7

Q4/98*                     2,610                                 8.9

Q1/99*                     2,615                                10.4

Q2/99                      2,706                                11.0

Q3/99                      2,624                                12.9

Q4/99*                     2,691                                14.8

Q1/00*                     2,992                                16.4

Q2/00*                     3,094                                14.1]



*) Before non-recurring items

[slide 12]

Sales and operating margin

[Bar Graph Reflecting Following Information:

                         Sales (MEUR)                    Operating Margin (%)

1995                      10,583                                16.7

1996                       9,510                                 8.9

1997                       9,998                                 9.7

1998*                     10,490                                11.3

1999                      10,636                                12.4

1-6/1999*                  5,320                                10.8

1-6/2000*                  6,086                                15.2]



*) Before non-recurring items

[slide 13]

Profit before tax and minority interest

[Bar Graph Reflecting Following Information:

              before non-recurring items               after non-recurring items

                                     (MEUR)

Q1/97                    148                                      --

Q2/97                    140                                      --

Q3/97                    165                                      --

Q4/97                    180                                      --

Q1/98                    270                                      --

Q2/98                    224                                      --

Q3/98                    222                                      --

Q4/98                     75                                    -372

Q1/99                    233                                     258

Q2/99                    225                                      --

Q3/99                    253                                      --

Q4/99                    363                                     441

Q1/00                    427                                     451

Q2/00                    345                                     902]

[slide 14]

Profit before tax and minority interest

[Bar Graph Reflecting Following Information:

                           (MEUR)

1995                       1,401

1996                         563

1997                         636

1998                         339

1999                       1,151

1-6/1999*                    458

1-6/1999*                    772]



*) Before non-recurring items

[slide 15]

Return on capital employed

[Bar Graph Reflecting Following Information:

                  after non-recurring items           before non-recurring items

                                              (%)

1996                         7.8                                  --

1997                         8.0                                  --

1998 adjusted                6.2                                10.2

1999                        12.2                                11.3

30/06/2000                  27.5                                16.9]

                                    Target > 13% over the cycle

*) Before non-recurring items

[slide 16]

Debt/equity

[Bar Graph Reflecting Following Information:

                          1995    1996    1997    1998     1999     06/30/2000

Debt/equity ration        1.03    1.01    1.05    1.05     0.90         0.51]

[slide 17]

Capital expenditure and depreciation

[Bar Graph Reflecting Following Information:

                            1995    1996     1997     1998     1999   06/30/2000

Capital expenditure          894   1,364    1,134      896      740       295.8

Depreciation                 721     767      830      891      885       453.8

Non-recurring write downs    ---     ---      ---      245      ---         ---]

Key ratios

[slide 18]

                                    1999    Q1/99    Q2/99    Q3/99    Q4/99    Q1/00    Q2/00
-----------------------------------------------------------------------------------------------
Earnings per share, EUR             0.99     0.20     0.18     0.22     0.39     0.39     0.83
Cash earnings per share
(CEPS), EUR                         2.16     0.50     0.47     0.51     0.67     0.68     1.14
Return on capital
employed (ROCE), %                  12.2     10.7     10.2     11.5     16.1     17.7     36.5
Return on equity (ROE), %           12.9     11.5      9.9     11.9     19.5     19.4     38.9
Debt/equity ratio                   0.90     1.10     1.08     1.01     0.90     0.84     0.51
Equity per share, EUR                7.8      6.9      7.2      7.4      7.8      8.0      8.7
Equity ratio, %                     38.4     34.0     35.6     36.1     38.4     38.4     43.0
Operating profit, % of sales        13.2     11.7     11.0     12.8     17.5     17.2     32.1
- before non-recurring items        12.3     10.7     11.0     12.8     14.6     16.4     14.1
Capital expenditure, MEUR            740      193      154      171      222      134      162
Capital expenditure, % of sales      7.0      7.4      5.7      6.5      8.2      4.5      5.2
Capital employed, MEUR            11,679   11,489   11,756   11,686   11,679   11,537   10,238
Interest-bearing
net liabilities, MEUR              5,524    6,008    6,097    5,864    5,524    5,261    3,451
-----------------------------------------------------------------------------------------------

[slide 19]

Key ratios

                                            1999      1-6/99     1-6/00
------------------------------------------------------------------------
Earnings per share, EUR                     0.99       0.38       1.22
Cash earnings per share, EUR                2.16       0.97       1.82
ROCE, %                                     12.3       10.4       27.5
ROE, %                                      12.9       10.6       28.9
Debt/equity ratio                           0.90       1.08       0.51
Equity per share, EUR                        7.8        7.2        8.7
Equity ratio, %                             38.4       35.6       43.0
Operating profit, % of sales                13.2       11.3       24.8
- before non-recurring items                12.4       10.8       15.2
Capital expenditure, MEUR                    740        347        296
Capital expenditure, % of sales              7.0        6.5        4.9
Capital employed, MEUR                    11,679     11,756     10,238
Interest-bearing net liabilities, MEUR     5,524      6,096      3,451
------------------------------------------------------------------------

[slide 20]

Income Statement

MEUR                        1999     Q1/99    Q2/99    Q3/99    Q4/99    Q1/00    Q2/00
-----------------------------------------------------------------------------------------
Sales                      10,636    2,615    2,706    2,624    2,691    2,992    3,094
Operating profit            1,408      305      296      337      470      514      994
  % of sales                 13.2     11.7     11.0     12.8     17.5     17.2     32.1
Operating profit before
non-recurrin items          1,306      281      296      337      392      490      437
  % of sales                 12.3     10.7     11.0     12.8     14.6     16.4     14.1
Profit before tax and
minority interests          1,151      233      225      253      441      451      902
Profit for the period         752      155      136      167      294      294      634
-----------------------------------------------------------------------------------------

[slide 21]

Consolidated balance sheet

Assets MEUR                        Q1/99    Q2/99    Q3/99     1999    Q1/00    Q2/00
---------------------------------------------------------------------------------------
Fixed assets and other
long-term investments              11,900   11,991   11,840   11,901   11,979   10,491

Current assets                      4,242    3,919    4,270    4,133    4,352    5,295

Total assets                       16,142   15,910   16,110   16,034   16,331   15,785

Shareholders' equity and liabilities
---------------------------------------------------------------------------------------
Shareholders' equity                5,270    5,470    5,609    5,953    6,069    6,637

Minority interests                    211      189      213      202      207      150

Long-term liabilities               6,676    7,070    6,545    6,184    6,218    6,418

Current liabilities                 3,985    3,181    3,743    3,695    3,837    2,580

Total shareholders' equity
and liabilities                    16,142   15,910   16,110   16,034   16,331   15,785
---------------------------------------------------------------------------------------

[slide 22]

Operating profit of
main product areas

EUR million                   I/99    II/99   III/99   IV/99     I/00    II/00
--------------------------------------------------------------------------------
Magazine paper                 59       73      79       76       67      62
Operating profit % sales       14       15      16       14       13      12

Newsprint                      74       62      87       77       61      42
Operating profit % sales       18       16      21       18       15      10

Fine paper                     42       41      44       69      103      87
Operating profit % sales        8        8       8       12       16      14

Packaging boards               47       42      55       44       81      51
Operating profit % sales        8        7      10        7       12       7

Timber                          5       15      10       10       23      20
Operating profit % sales        2        5       4        4        8       6

Market pulp                    -4       13      37       50      112     117
Operating profit % sales       -2        6      15       18       34      34
--------------------------------------------------------------------------------

[slide 23]

Consolidated Papers' statement of income

                                                    Three months ended
                                                 ------------------------
                                                    June         June
(Dollars in thousands,                           ------------------------
except per share data-unaudited)                    2000         1999
-------------------------------------------------------------------------

Net sales                                         506,868      435,119

Income from operations                             67,942       29,852
  of sales, %                                        13.4          6.7

Income before provision
for income taxes                                   54,070       16,800

Net income                                         32,983       10,080

Net income per share - basic                         0.36         0.12

Net income per share - diluted                       0.36         0.12

[slide 24]

Main synergy sources

                                         Actual 1999    Actual 1-6/2000
-------------------------------------------------------------------------
Streamlining of production                    17%            35%
Purchasing and logistics                      45%            30%
Capital Expenditure and capacity control       1%             4%
Sales and administration                      23%            24%
Sharing of best practice                      14%             6%
-------------------------------------------------------------------------
Total                                        100%           100%

[slide 25]

Consolidated Papers' cost savings programme

USD Million                                 1999     2000 and forward
----------------------------------------------------------------------
Material Substitution/Reduction              17            16.5

Staffing Reductions                           4            23.0

Yield/Salable/First Line                      7             6.6

Price Reductions (excludes pulp/wood)         6             7.4

Effluent Reduction                            3             1.7

Energy                                        3            0.48

Productivity                                  2            23.3

Warehousing/Inventory                         1             0.6

Maintenance                                   -             6.0

Other                                         -             0.2

Wood Cost Reductions                          1             0.5
----------------------------------------------------------------------
                                             44            86.1